UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today issued a release to clarify an item of apparent confusion discussed in today’s 4th quarter conference call.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 17, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 17, 2003

ANGIOTECH ISSUES CLARIFICATION ON FOURTH QUARTER

CONFERENCE CALL

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP)

The company wishes to clarify an item of apparent confusion in today’s 4th quarter conference call.

In May of 2003, Angiotech received its expected coated stent sales milestone fee from Boston Scientific totaling US $ 4.3 million. This amount was reported in Q3 as a deferred revenue liability and posted in our Q3 report. It was not reported in Q3 as a revenue item, as it is a creditable prepayment of royalties. Specifically, fifty percent of royalties payable by Boston Scientific are creditable against this liability account until it is exhausted. Therefore the Q4 royalty revenue line reported today does consist of the entire royalty owed by Boston Scientific. Functionally, one-half of the cash came from Boston Scientific this quarter and one-half from the deferred revenue liability account as per the Boston Scientific agreement and as per generally accepted accounting principles for revenue recognition. This specific deferred revenue account will be entirely exhausted once a cumulative amount of US $8.6 million in royalties has been reached. Also, these royalties are for Boston’s April 1st to June 30th, 2003 sales period.

We hope this explanation will clarify any confusion that may have arisen from today’s conference call and question and answer period.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contacts:

Ian Harper (investors and media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676